Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

October 4, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3720

Attn: John Zitko

Re:              Coyote Resources, Inc.
Form 8-K
Filed August 18, 2010, as amended
File No. 000-52512

Dear Mr. Zitko:

We received your letter dated September 16, 2010, regarding the Company’s Form 8-K, as amended, filed August 18, 2010 (“Form 8-K”) with the Securities and Exchange Commission (“Commission”).  The Company anticipates that it will be able to provide the requested information and file an amended Form 8-K with the Commission on or before October 8, 2010.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Coyote Resources, Inc.

/s/ Earl Abbott
Earl Abbott
President